

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Ron Poliakine
Chief Executive Officer
Nano-X Imaging Ltd.
Communications Center
Neve Ilan, Israel 9085000

> **Re: Nano-X Imaging Ltd.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted February 18, 2020**
> **CIK No. 0001795251**

Dear Mr. Poliakine:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement submitted February 18, 2020

Collaboration Agreement with Intertrading Australia Ltd., page 88

1. We note you have entered into a Medical Screening as a Service Agreement with Intertrading Australia Ltd. Please file this agreement as an exhibit to your filing or tell us why you do not believe it is required to be filed. Please refer to Item 601(b)(10) of Regulation S-K. Similarly address the agreement you entered into with USARAD.

Consolidated Financial Statements
Note 1. General, page F-7

2. You disclose on page F-7 that in November 2019, Nanox PLC transferred to Nanox IL an amount of $7.2 million under the APA. You also disclose on page F-8 that the

consideration in the transaction (the "Related Party Liability") was recorded at the beginning of the earliest period presented against a decrease in shareholders' equity and a corresponding non-cash investing and financing activity of $10,276 thousand in your statements of cash flow. Please tell us the nature of the consideration for $7.2 million and why the transaction is not retrospectively applied to your 2018 financial statements. Revise the disclosure as necessary.

Note 10. Related Parties, page F-21

3. You disclose that during the years ended December 31, 2019 and 2018, the total expenses to Six-Eye were $679 thousand and $1,434 thousand, respectively. You also disclose that the $3,684 thousand of proceeds from investors in 2018 were used to prepay expenses to Six-Eye. Since the account has a zero balance as of December 31, 2019, please tell us what happened to the remaining prepayment of $1,571 thousand (i.e., $3,684 thousand less $679 thousand and $1,434 thousand) and revise the disclosure as necessary.

You may contact Li Xiao at 202-551-4391 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrea Nicolas, Esq.